Via USPS Mail

June 30, 2014

United States Securities and Exchange Commission

Attention: Ada D. Sarmento

100 F Street

Washington, D.C. 20549

RE: Bigfoot Project Investments, Inc. (the “Company”), a Nevada corporation

Dear Ms. Sarmento,

Per our recent conversations, please be advised that the Company does not wish to abandon their previously filed S-1 Registration Statement and hereby requests that the SEC not abandon the same. The Company has experienced numerous issues with their auditor which has caused various delays. The Company intends to file an Amended S-1 Registration Statement within the next sixty [60] days.

Please do not hesitate to contact me if you have any questions or concerns.

Very Truly Yours,

THE ERTZ LAW GROUP

/s/ Abby L. Ertz

Abby L. Ertz, Esq.